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                              May 27, 2022

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       2 Ha-Ta   asiya St.
       Yokne   am Illit, 2069803 Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed May 20, 2022
                                                            File No. 333-262838

       Dear Mr. Dahan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-1 filed May 20, 2022

       Cover Page

   1. Please revise your cover page to summarize the reset price and how and when the exercise price of each warrant
may be adjusted. Where you describe the terms of the warrants in the registration
statement, please disclose the purpose of providing warrant holders the exercise price
adjustments, the participation right, and the grant of additional warrants upon a reduction in the
exercise price.
   2. We note your disclosure that in connection with a Subsequent Placement and an adjustment to the
exercise price of your warrants, "each holder of at least [ ] Warrants shall receive two
additional Warrants for each one Warrant held by such holder on the date of adjustment."
Section 3(f)(vi) of Exhibit 4.4 states that "[i]n the event any adjustment under this
Section 3(e) results in a reduction of the Exercise Price, in Asher Dahan
Wearable Devices Ltd.
May 27, 2022
Page 2
         aggregate, to 50% of the Initial Exercise Price, then in connection with such adjustment, each Qualified Holder shall receive two (2) additional Warrants for each one (1) Warrants held by such Qualified Holder on the date of adjustment." As Section 3(e) of Exhibit 4.4 appears to relate to "fundamental transactions", please reconcile your disclosure and the provision in the warrant agreement, or advise.
3. Additionally, please disclose how many warrants a Qualified Holder must hold to receive the additional warrants on your cover page and in your prospectus. Please also provide a definition of Subsequent Placement and Qualified Holder in your prospectus together with any other terms necessary to understand the material components and revisions to your form of warrant. Disclose in your prospectus that Qualified Holders are entitled to a
         Participation Right and the material terms of this right.
Consolidated Financial Statements
Subsequent Events, page F-18

4. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1.
General

5. We note you disclose the reset price of the Warrants will be the greater of 50% of the exercise price of the Warrants on the issuance date and the lowest volume weighted average price per Ordinary Share during a period after closing. In your prospectus, you disclose this price as "100% of the lowest volume weighted average price per Ordinary
         Share immediately preceding the 90th calendar day following the issuance date of the
         Warrant." However, Exhibit 4.4 defines this as "100% of the lowest VWAP occurring during the ninety (90) calendar days following the Issuance Date." Please advise or reconcile.
6. We note you have filed a Form of Additional Warrant as Exhibit 4.7, in addition to the
       Forms of Underwriter's Warrant, Warrant, and Pre-Funded Warrant, which were
       previously
FirstName         filed. In your
           LastNameAsher         prospectus, please distinguish the Additional
Warrants from
                             Dahan
Comapany NameWearable Devicesby
       your other forms  of warrant   defining the term Additional Warrant
where you use it.
                                    Ltd.
7.   Please
May 27, 2022 provide
             Page 2 a revised legality opinion that covers the "additional warrants."
FirstName LastName
 Asher Dahan
FirstName  LastNameAsher Dahan
Wearable Devices Ltd.
Comapany
May        NameWearable Devices Ltd.
     27, 2022
May 27,
Page 3 2022 Page 3
FirstName LastName
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Oded Har-Even